Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.	Date of Material Change

June 8, 2011

Item 3.	News Release

The Company’s news release dated June 8, 2011, was disseminated by Marketwire, Incorporated on June 8, 2011.

Item 4.	Summary of Material Change

The Company announced that its subsidiary, Panamanian Development and Infrastructure Ltd., has appointed Jose Luis Dieguez as its Chief Executive Officer.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Joao C. Manuel, Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated June 8, 2011

PETAQUILLA MINERALS LTD.

Per:	/s/ Joao C. Manuel
Joao C. Manuel
Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Subsidiary Appoints Chief Executive Officer

Vancouver, BC - June 8, 2011: Petaquilla Minerals Ltd. (the “Company” or “Petaquilla”) is pleased to announce that its subsidiary, Panamanian Development and Infrastructure Ltd. (“PDI”), has appointed Jose Luis Dieguez as its Chief Executive Officer.

Mr. Dieguez joined the Company’s infrastructure subsidiary, Panama Desarrollo de Infraestructuras, S.A. (“PDI Panama”), in February 2010 as Head of Finance and Business Development and has served as its General Manager since August 2010. Prior to joining PDI Panama, Mr. Dieguez was a Business Associate at Clairfield Partners (Spain) being involved in several national and cross-border M&A transactions providing financial and strategy consulting services. He is an Engineer in Telecommunications and holds a Master’s degree in Corporate Finance and Law from ESADE, Spain, and an International Diploma with honours in BA from UC Berkeley.

Under Mr. Dieguez’s guidance and leadership, PDI Panama has moved from a Petaquilla service provider to a fully functional independent division developing its own business portfolio of projects in the mining and infrastructure sectors in Panama and, as CEO of PDI, he will continue to lead PDI Panama’s expansion in both size and scope of their services.

The recently announced contracts for PDI Panama to construct a bypass road for Minera Panama, S.A. (“MPSA”), a wholly owned subsidiary of Inmet Mining Corporation, to provide MPSA with direct access to their copper project and to sell 1.8 million cubic metres of construction aggregate to a Panamanian construction company are key components of PDI Panama’s strategic action plan. In this sense, PDI Panama has contracts and agreements with a combined value of approximately US$72 million.

With its increased capacity from heavy equipment acquired through recently established leasing facilities with Global Bank and Caterpillar, additional PDI Panama objectives are:

  to provide the Company’s gold mining operation with the capacity needed to increase its daily mining rate to 40,000t as required for the construction and stock pile of ore for heap leach operations;

  to extract and deliver construction grade aggregates from the Company’s Molejon gold mine;

  to mobilize additional resources for the Company’s ongoing exploration projects at its satellite concessions;

  to expand its operations at the Company’s Molejon gold mine beyond its present pre- stripping activities, tailings constructions and equipment maintenance; and

  to advance its Petarcilla clay project, the manufacture and sale of construction materials, such as high strength construction bricks, with Molejon as its source for material.

PDI Panama’s business plan represents a series of actions designed to accelerate its growth and productivity strategies all to increase shareholder value. With contracts secured and PDI Panama’s business expanding, the Company intends, by the end of the first quarter of Fiscal 2012, to present a Plan of Arrangement, or some other tax favourable mechanism, to the Toronto Stock Exchange for approval with subsequent submission to Petaquilla’s shareholders, to spin out PDI. The exchange ratio for the proposed future spin-out, as previously announced, will be one (1) share of PDI for every four (4) shares of Petaquilla. Longer term objectives for the second quarter of Fiscal 2013 include an application by PDI for stock exchange listing.

About Petaquilla Minerals Ltd. Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.